UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04047290

October 8, 2004

RECD S.E.C.
OCT 15 2004
1086

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/8/2004

Re: Hewlett-Packard Company
Incoming letter dated September 3, 2004

Dear Ms. Goodman:

This is in response to your letters dated September 3, 2004 and October 5, 2004 concerning the shareholder proposal submitted to HP by Arthur Fine. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
NOV 02 2004
THOMSON FINANCIAL

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Arthur Fine
580 Fifth Avenue, 10th Floor
New York, NY 10036

PROCESSED
NOV 02 2004
THOMSON FINANCIAL

47217

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

September 3, 2004

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Arthur Fine*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from Arthur Fine (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of HP's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP files its definitive 2005 Proxy Materials with the Commission.

We believe that the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because it concerns HP's ordinary business operations. Should the Staff not concur in this view, we believe that the Proposal requires revision pursuant to Rule 14a-8(i)(3) because the Proposal contains false and misleading statements in violation of the proxy rules.

THE PROPOSAL

The Proposal requests that HP's Board of Directors "establish a policy of resurrecting, revitalizing, reestablishing and publicizing the brand name Compaq, and direct management to implement this policy forthwith." On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the basis set forth below or, in the alternative, requires revision as discussed below.

ANALYSIS

I. The Proposal Micro-Manages HP's Operations under the "Ordinary Business" Rule Analysis. Accordingly, HP May Exclude the Proposal Pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a company may omit a shareowner proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) with respect to numerous proposals relating to the manner in which companies advertise and market their products. Consistent with these previous Staff decisions, we believe that the Proposal may be omitted from HP's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the manner in which HP advertises and markets its products.

As explained by the Commission in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) is premised, in part, on the idea that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40,018 (avail. May 21, 1998). HP's advertising and marketing decisions result from a complex process that considers business objectives, target audiences, competitors' products and marketing efforts and creative matters. These decisions are predicated on HP's knowledge and understanding of the marketplace and consumer and market research regarding that marketplace. Accordingly, these advertising and marketing decisions cannot "as a practical matter, be subject to direct shareholder oversight." *Id.*

Consistent with this view, the Staff has concurred that shareowner proposals seeking to determine what trade name to use for public relations and advertising purposes are excludable because they implicate ordinary business matters. For example, in *American Telephone and Telegraph Company* (avail. Jan. 17, 1980), the Staff granted no-action relief, in pertinent part, regarding a request to exclude from its proxy statement a shareowner proposal to "modernize the name of [the] corporation and to consider changing it to ATT." AT&T argued that the selection of the name that a company uses for various purposes, including for its public image, public relations and advertising, are matters of its ordinary business and, as such, the proposal was excludable under the predecessor to Rule 14a-8(i)(7). In *R.J. Reynolds Industries, Inc.*, (avail.

Dec. 22, 1975), the Staff granted no-action relief under the predecessor to Rule 14a-8(i)(7) with respect to a shareowner proposal to change the brand names of two cigarette brands. The Staff also has granted no-action relief pursuant to the predecessor to Rule 14a-8(i)(7) regarding shareowner proposals to scrutinize or change a company's advertising and allocation of advertising expenditures. *See, e.g., Levitz Furniture Corporation* (avail. Mar. 13, 1975) and *National Distillers & Chemical Corporation* (avail. Feb. 27, 1975). More recently, in *AOL Time Warner Inc.* (avail. Mar. 20, 2001), the Staff concurred that a proposal requesting that the company use a specific trade name was excludable because it "appears to relate in part to ordinary business operations (i.e., the determination of what trade name to use for public relations and advertising purposes)." As the Proposal seeks to dictate how HP uses the Compaq brand name in its public relations and advertising efforts, the Proposal may be excluded under Rule 14a-8(i)(7) as dealing with HP's ordinary business operations.

More generally, the Staff has consistently concurred that the manner in which a company advertises its products is part of a company's ordinary business operations. Accordingly, the Staff has permitted proposals seeking to regulate advertising to be excluded under Rule 14a-8(i)(7). For example, in *Apple Computer, Inc.* (avail. Oct. 20, 1989), a proposal requested that the company form a committee to regulate the public use of its logo and otherwise restrict the company's marketing efforts. The Staff concurred that the company could exclude the proposal under the predecessor to Rule 14a-8(i)(7) because "[t]he protection of a corporate image" and "[t]he regulation of a corporation's public statements, and the use of a corporation's logos, symbols, icons and other corporate trade names and marks" are ordinary business matters. *See also CBRL Group, Inc.* (avail. Aug. 28, 2001) (proposal requesting that the board of directors acquire a song and music to use in advertising the company's products is ordinary business); *J.C. Penney Co., Inc.* (avail. March 30, 2000) (proposal to regulate content of company advertising was excludable as implicating the company's ordinary business operations); *The Quaker Oats Company* (avail. March 16, 1999) (proposal requesting the formation of an employee committee to review advertising for content that "demeans or slanders any people based on race, ethnicity or religion" was excludable); *International Business Machines Corp.* (avail. Dec. 22, 1997) (proposal requesting that the company increase market share in the home and small office software market is excludable as it concerns product marketing, which is an ordinary business operation); *Kellogg Company* (avail. Feb. 3, 1989) (proposal seeking to dictate the manner in which a company advertises its products directly relates to the conduct of its ordinary business operations); and *Pacific Telesis Group* (avail. Dec. 12, 1985) (proposal relating to the selection of a corporate logo for public relations and advertising purposes concerns the company's ordinary business). The above-referenced precedent is applicable to the Proposal as the Proposal attempts to regulate the content of HP's advertising by seeking greater prominence for a specific trade name. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal involves HP's ordinary business.

II. The Proposal Must be Revised Pursuant to Rule 14a-8(i)(3) Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff determine that the Proposal is not excludable under Rule 14a-8(i)(7), we respectfully request that the Staff require the Proponent to revise the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous statements that are materially false or misleading in violation of Rule 14a-9. Note (b) to Rule 14a-9 provides that: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. The Proposal contains several unsupported, false and misleading assertions that HP is acting improperly. Accordingly, we respectfully request that the Staff require revision of the Proposal as described below.

A. *"Why has the brand name Compaq been squandered and banished to obscurity . . . ?"*

Although phrased as a question, the above-referenced portion of the Proposal asserts as fact that "the brand name Compaq been squandered and banished to obscurity." This sentence should be removed from the Proposal because the allegation that HP has "squandered" or "banished to obscurity" the Compaq brand name is unsupported, and thereby false and misleading. The Proponent provides no factual support for this inflammatory allegation that HP has wasted corporate assets. Instead, the Proponent acknowledges in the Proposal HP's continued use of the Compaq trademark.

B. *"Is this the result of internal politics and power struggles, or bungling managerial ineptitude, or a purposeful psychotic omission? Or all of the above?"*

Although phrased as a question, the above-referenced portion of the Proposal asserts as factual that HP has experienced "internal politics and power struggles," "bungling managerial ineptitude" and/or "purposeful psychotic omissions" related to its advertising program. These allegations contravene Rule 14a-8(i)(3) as they contain inflammatory words intended to malign HP and its internal operations. The Proposal fails to cite facts that substantiate the alleged "internal politics," "power struggles," "bungling managerial ineptitude," and "purposeful psychotic omissions." *See POCI Inc.* (avail. Apr. 7, 1992) (statements labeling directors as arrogant and inept are false and misleading since these allegations, even if cast as opinions, violate Rule 14a-9).

C. *"Do we have an ineffectual, obsequious body whose heads nod up and down like bobble head dolls?"*

Although phrased as a question, the above-referenced portion of the Proposal violates the prohibition on "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The inflammatory allegations in the phrase noted above lack factual foundation. Moreover, the allegations intimate that the HP directors are not fulfilling their fiduciary duties to HP and its shareowners. The Staff has recognized that proposals creating the inference that directors are violating their fiduciary duties are properly excludable under Rule 14a-9. In *The Swiss Helvetia Fund, Inc.* (avail. Apr. 3, 2001), the Staff stated that the "proposal implies that the directors of the fund have violated, or may choose to violate, their fiduciary duty . . . , and in our view, [the proposal] may be excluded under Rule 14a-8(i)(3)."

In sum, we believe that these unsupported and inflammatory allegations impugn the character of HP and its officers and directors and, therefore, are false and misleading in violation of Rule 14a-9.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if HP excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lynda M. Ruiz, HP's Senior Attorney, at (650) 857-3760.

Sincerely,

Amy L. Goodman

ALG/eai
Enclosures

cc: Lynda M. Ruiz, Senior Attorney, Hewlett-Packard Company
Arthur Fine

70293560_1.doc

EXHIBIT A

SHAREOWNER PROPOSAL
OF ARTHUR FINE

Arthur Fine
580 Fifth Avenue, 10th Floor, New York, NY 10036

June 29, 2004

Corporate Secretary
Hewlett – Packard Company
3000 Hanover Street
Palo Alto, California 94304

Dear Ms. Baskins:

We intend to present this shareholder proposal at the 2005 annual HP meeting and request that it be included with supporting statement in the proxy statement:

TITLE: RESTORING THE COMPAQ BRAND NAME

Whatever happened to the brand name, Compaq? Nowhere does the name Compaq appear in HP advertisements. Yet in the 2004 Annual Report, management proclaims proudly of the "largest merger integration" in industry history, but fails to mention Compaq Computer Corporation as the partner in that merger! (Or more aptly put, "sub-merger.")

In the body of the Report, Compaq is mentioned just once, in reference to its unique product, the EVO N800w, and in fine print footnotes to the financial statements.

Why has the brand name Compaq been squandered and banished to obscurity, while Compaq products appear on retail shelves, enjoying active customer support?

Is this the result of internal politics and power struggles, or bungling managerial ineptitude, or a purposeful psychotic omission? Or all of the above? We have written Corporate Secretary Baskins in April of 2004 regarding the disappearance of the Compaq brand name, but our inquiry was unanswered and ignored.

And what about our Board of Directors? Do we have an ineffectual, obsequious body whose heads nod up and down like bobble head dolls?

We ask the support of all stockholders for this resolution, including the managers of pension and mutual funds. Clearly, it is in our best interests.

Resolved: That the Board of Directors establish a policy of resurrecting, revitalizing, reestablishing and publicizing the brand name Compaq, and direct management to implement this policy forthwith.

Sincerely,

Arthur Fine

Arthur Fine

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

October 5, 2004

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Supplemental Letter Regarding Shareowner Proposal of Arthur Fine*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") on behalf of our client, Hewlett-Packard Company ("HP"). On September 3, 2004, we informed you that HP intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting a shareowner proposal and a statement in support thereof (the "Proposal") received from Arthur Fine (the "Proponent"). The Proposal requests that HP's Board of Directors "establish a policy of resurrecting, revitalizing, reestablishing and publicizing the brand name Compaq, and direct management to implement this policy forthwith."

Our letter of September 3, 2004, a copy of which is attached hereto as Exhibit A, indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(7) as implicating HP's ordinary business operations or, in the alternative, requires revision pursuant to Rule 14a-8(i)(3) to exclude three statements therein that are materially false or misleading in violation of Rule 14a-9. Subsequently, the Staff published Staff Legal Bulletin No. 14B ("SLB 14B") on September 15, 2004. Among other things, SLB 14B sets forth the Staff's views regarding the application of Rule 14a-8(i)(3). We write to reiterate our view that the Proposal is excludable under Rule 14a-8(i)(7) and to supplementally inform the Staff of our belief that deletion of these three statements (the "Statements") under Rule 14a-8(i)(3) is consistent with SLB 14B.

SLB 14B states, in relevant part, "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate" where:

- "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;" and

- "the company demonstrates objectively that a factual statement is materially false or misleading."

We believe that the Statements are excludable for both of these reasons. First, the Statements improperly impugn the character of HP's officers and directors and charge that these individuals have acted improperly:

- The statement in the Proposal that HP has "squandered and banished to obscurity" the Compaq brand name suggests that HP's leadership has acted improperly by wasting corporate assets.

- The statement that such actions result from "internal politics and power struggles, or bungling managerial ineptitude, or a purposeful psychotic omission" directly impugns the character, integrity, and personal reputation of HP's officers by suggesting that HP's officers do not act in the best interests of HP and its shareowners.

- The statement that the HP Board of Directors are "an ineffectual, obsequious body whose heads nod up and down like bobble head dolls" directly impugns the character, integrity, and personal reputation of HP's Board of Directors by indicating that these individuals do not fulfill their fiduciary duties to HP.

Moreover, the Proposal fails to provide any factual foundation for the Statements.

The Statements also may be deleted consistent with SLB 14B and Rule 14a-8(i)(3) because they are materially false and misleading:

- The Proposal itself refutes the statement that HP has "squandered and banished to obscurity" the Compaq brand name by acknowledging HP's continued use of the Compaq trademark. Moreover, HP continues to use the Compaq brand name in its products, including the HP Compaq Tablet PC tc1100 and the HP Compaq 2000, 5000 and 7000 series of Business Desktop PCs. *See* http://h18000.www1.hp.com/products/tabletpc/ and http://h10010.www1.hp.com/wwpc/us/en/sm/WF02d/12454-64287-89301.html?jumpid=re_R295_prodexp/busproducts/computing/desktops.

- The Proposal questions the integrity of HP's leadership by suggesting that HP's management is party to "internal politics and power struggles, or bungling managerial ineptitude, or a purposeful psychotic omission" and that HP's Board of Directors are "an ineffectual, obsequious body whose heads nod up and down like bobble head dolls." These statements are false and misleading on their face, and the Proponent fails to provide any support for these allegations. Moreover, the SEC has stated that a reasonable investor would consider management's integrity important in making investment and voting decisions.[1] Accordingly, these statements are materially false and misleading.

In sum, we believe that the Statements improperly impugn the character of HP's officers and directors and charge that these individuals have acted improperly, both without factual foundation. Moreover, we believe that the Statements are materially false and misleading. Accordingly, we request that the Staff concur that HP may delete the Statements under Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachment is being mailed on this date to the Proponent. HP hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company only by facsimile. If we can be of assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lynda M. Ruiz, Senior Attorney at HP, at (650) 857-3760.

Sincerely,

Amy L. Goodman

ALG/eai
Enclosures

cc: Lynda M. Ruiz, Senior Attorney, Hewlett-Packard Company
Arthur Fine

70296179_2.DOC

1 "The Commission believes that information reflecting on the integrity of management is material to investment and corporate suffrage decision-making." *Uniform and Integrated Reporting Requirements: Amendments to Disclosure Forms and Regulations*, SEC Release No. 34-15006 (July 28, 1978).

EXHIBIT A

SEPTEMBER 3, 2004 NO-ACTION REQUEST
AND
SHAREOWNER PROPOSAL

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

September 3, 2004

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Arthur Fine*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from Arthur Fine (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of HP's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP files its definitive 2005 Proxy Materials with the Commission.

We believe that the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because it concerns HP's ordinary business operations. Should the Staff not concur in this view, we believe that the Proposal requires revision pursuant to Rule 14a-8(i)(3) because the Proposal contains false and misleading statements in violation of the proxy rules.

THE PROPOSAL

The Proposal requests that HP's Board of Directors "establish a policy of resurrecting, revitalizing, reestablishing and publicizing the brand name Compaq, and direct management to implement this policy forthwith." On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the basis set forth below or, in the alternative, requires revision as discussed below.

ANALYSIS

I. The Proposal Micro-Manages HP's Operations under the "Ordinary Business" Rule Analysis. Accordingly, HP May Exclude the Proposal Pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a company may omit a shareowner proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) with respect to numerous proposals relating to the manner in which companies advertise and market their products. Consistent with these previous Staff decisions, we believe that the Proposal may be omitted from HP's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the manner in which HP advertises and markets its products.

As explained by the Commission in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) is premised, in part, on the idea that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40,018 (avail. May 21, 1998). HP's advertising and marketing decisions result from a complex process that considers business objectives, target audiences, competitors' products and marketing efforts and creative matters. These decisions are predicated on HP's knowledge and understanding of the marketplace and consumer and market research regarding that marketplace. Accordingly, these advertising and marketing decisions cannot "as a practical matter, be subject to direct shareholder oversight." *Id.*

Consistent with this view, the Staff has concurred that shareowner proposals seeking to determine what trade name to use for public relations and advertising purposes are excludable because they implicate ordinary business matters. For example, in *American Telephone and Telegraph Company* (avail. Jan. 17, 1980), the Staff granted no-action relief, in pertinent part, regarding a request to exclude from its proxy statement a shareowner proposal to "modernize the name of [the] corporation and to consider changing it to ATT." AT&T argued that the selection of the name that a company uses for various purposes, including for its public image, public relations and advertising, are matters of its ordinary business and, as such, the proposal was excludable under the predecessor to Rule 14a-8(i)(7). In *R.J. Reynolds Industries, Inc.*, (avail.

Dec. 22, 1975), the Staff granted no-action relief under the predecessor to Rule 14a-8(i)(7) with respect to a shareowner proposal to change the brand names of two cigarette brands. The Staff also has granted no-action relief pursuant to the predecessor to Rule 14a-8(i)(7) regarding shareowner proposals to scrutinize or change a company's advertising and allocation of advertising expenditures. *See, e.g., Levitz Furniture Corporation* (avail. Mar. 13, 1975) and *National Distillers & Chemical Corporation* (avail. Feb. 27, 1975). More recently, in *AOL Time Warner Inc.* (avail. Mar. 20, 2001), the Staff concurred that a proposal requesting that the company use a specific trade name was excludable because it "appears to relate in part to ordinary business operations (i.e., the determination of what trade name to use for public relations and advertising purposes)." As the Proposal seeks to dictate how HP uses the Compaq brand name in its public relations and advertising efforts, the Proposal may be excluded under Rule 14a-8(i)(7) as dealing with HP's ordinary business operations.

More generally, the Staff has consistently concurred that the manner in which a company advertises its products is part of a company's ordinary business operations. Accordingly, the Staff has permitted proposals seeking to regulate advertising to be excluded under Rule 14a-8(i)(7). For example, in *Apple Computer, Inc.* (avail. Oct. 20, 1989), a proposal requested that the company form a committee to regulate the public use of its logo and otherwise restrict the company's marketing efforts. The Staff concurred that the company could exclude the proposal under the predecessor to Rule 14a-8(i)(7) because "[t]he protection of a corporate image" and "[t]he regulation of a corporation's public statements, and the use of a corporation's logos, symbols, icons and other corporate trade names and marks" are ordinary business matters. *See also CBRL Group, Inc.* (avail. Aug. 28, 2001) (proposal requesting that the board of directors acquire a song and music to use in advertising the company's products is ordinary business); *J.C. Penney Co., Inc.* (avail. March 30, 2000) (proposal to regulate content of company advertising was excludable as implicating the company's ordinary business operations); *The Quaker Oats Company* (avail. March 16, 1999) (proposal requesting the formation of an employee committee to review advertising for content that "demeans or slanders any people based on race, ethnicity or religion" was excludable); *International Business Machines Corp.* (avail. Dec. 22, 1997) (proposal requesting that the company increase market share in the home and small office software market is excludable as it concerns product marketing, which is an ordinary business operation); *Kellogg Company* (avail. Feb. 3, 1989) (proposal seeking to dictate the manner in which a company advertises its products directly relates to the conduct of its ordinary business operations); and *Pacific Telesis Group* (avail. Dec. 12, 1985) (proposal relating to the selection of a corporate logo for public relations and advertising purposes concerns the company's ordinary business). The above-referenced precedent is applicable to the Proposal as the Proposal attempts to regulate the content of HP's advertising by seeking greater prominence for a specific trade name. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal involves HP's ordinary business.

II. The Proposal Must be Revised Pursuant to Rule 14a-8(i)(3) Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff determine that the Proposal is not excludable under Rule 14a-8(i)(7), we respectfully request that the Staff require the Proponent to revise the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous statements that are materially false or misleading in violation of Rule 14a-9. Note (b) to Rule 14a-9 provides that: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. The Proposal contains several unsupported, false and misleading assertions that HP is acting improperly. Accordingly, we respectfully request that the Staff require revision of the Proposal as described below.

A. *"Why has the brand name Compaq been squandered and banished to obscurity . . . ?"*

Although phrased as a question, the above-referenced portion of the Proposal asserts as fact that "the brand name Compaq been squandered and banished to obscurity." This sentence should be removed from the Proposal because the allegation that HP has "squandered" or "banished to obscurity" the Compaq brand name is unsupported, and thereby false and misleading. The Proponent provides no factual support for this inflammatory allegation that HP has wasted corporate assets. Instead, the Proponent acknowledges in the Proposal HP's continued use of the Compaq trademark.

B. *"Is this the result of internal politics and power struggles, or bungling managerial ineptitude, or a purposeful psychotic omission? Or all of the above?"*

Although phrased as a question, the above-referenced portion of the Proposal asserts as factual that HP has experienced "internal politics and power struggles," "bungling managerial ineptitude" and/or "purposeful psychotic omissions" related to its advertising program. These allegations contravene Rule 14a-8(i)(3) as they contain inflammatory words intended to malign HP and its internal operations. The Proposal fails to cite facts that substantiate the alleged "internal politics," "power struggles," "bungling managerial ineptitude," and "purposeful psychotic omissions." *See POCI Inc.* (avail. Apr. 7, 1992) (statements labeling directors as arrogant and inept are false and misleading since these allegations, even if cast as opinions, violate Rule 14a-9).

C. *"Do we have an ineffectual, obsequious body whose heads nod up and down like bobble head dolls?"*

Although phrased as a question, the above-referenced portion of the Proposal violates the prohibition on "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The inflammatory allegations in the phrase noted above lack factual foundation. Moreover, the allegations intimate that the HP directors are not fulfilling their fiduciary duties to HP and its shareowners. The Staff has recognized that proposals creating the inference that directors are violating their fiduciary duties are properly excludable under Rule 14a-9. In *The Swiss Helvetia Fund, Inc.* (avail. Apr. 3, 2001), the Staff stated that the "proposal implies that the directors of the fund have violated, or may choose to violate, their fiduciary duty . . . , and in our view, [the proposal] may be excluded under Rule 14a-8(i)(3)."

In sum, we believe that these unsupported and inflammatory allegations impugn the character of HP and its officers and directors and, therefore, are false and misleading in violation of Rule 14a-9.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if HP excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lynda M. Ruiz, HP's Senior Attorney, at (650) 857-3760.

Sincerely,

Amy L. Goodman

ALG/eai
Enclosures

cc: Lynda M. Ruiz, Senior Attorney, Hewlett-Packard Company
Arthur Fine

70293560_1.doc

EXHIBIT A

SHAREOWNER PROPOSAL
OF ARTHUR FINE

Arthur Fine
580 Fifth Avenue, 10th Floor, New York, NY 10036

June 29, 2004

Corporate Secretary
Hewlett – Packard Company
3000 Hanover Street
Palo Alto, California 94304

Dear Ms. Baskins:

We intend to present this shareholder proposal at the 2005 annual HP meeting and request that it be included with supporting statement in the proxy statement:

TITLE: RESTORING THE COMPAQ BRAND NAME

Whatever happened to the brand name, Compaq? Nowhere does the name Compaq appear in HP advertisements. Yet in the 2004 Annual Report, management proclaims proudly of the "largest merger integration" in industry history, but fails to mention Compaq Computer Corporation as the partner in that merger! (Or more aptly put, "sub-merger.")

In the body of the Report, Compaq is mentioned just once, in reference to its unique product, the EVO N800w, and in fine print footnotes to the financial statements.

Why has the brand name Compaq been squandered and banished to obscurity, while Compaq products appear on retail shelves, enjoying active customer support?

Is this the result of internal politics and power struggles, or bungling managerial ineptitude, or a purposeful psychotic omission? Or all of the above? We have written Corporate Secretary Baskins in April of 2004 regarding the disappearance of the Compaq brand name, but our inquiry was unanswered and ignored.

And what about our Board of Directors? Do we have an ineffectual, obsequious body whose heads nod up and down like bobble head dolls?

We ask the support of all stockholders for this resolution, including the managers of pension and mutual funds. Clearly, it is in our best interests.

Resolved: That the Board of Directors establish a policy of resurrecting, revitalizing, reestablishing and publicizing the brand name Compaq, and direct management to implement this policy forthwith.

Sincerely,

Arthur Fine

Arthur Fine

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 8, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated September 3, 2004

The proposal relates to establishing a policy of "resurrecting, revitalizing, reestablishing and publicizing" the brand name Compaq.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(i)(7), as relating to HP's ordinary business operations (i.e., the determination of what brand name to use for marketing and advertising purposes). Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which HP relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel